Exhibit 99.1

News

RiT TECHNOLOGIES BRANCHES OUT:
TO LAUNCH NEW PRODUCT LINES BASED ON
 OPTICAL LASER TECHNOLOGIES

Tel Aviv, Israel – May 13, 2010 – RiT Technologies (NASDAQ: RITT) today announced that it is broadening its business to take advantage of new lasers technologies developed in co-operation with STINS COMAN.  RiT intends to leverage these new technologies to launch new product lines, thereby expanding its addressable market significantly.

RiT’s first new offering will be a highly accurate laser-based speed camera designed for use by traffic police. The product will by used by officials to instantaneously measure and document the speed of cars in all types of traffic environments in ways that are highly defensible in court. The product’s use of advanced innovative optical laser technology will make its measurements much more accurate than those taken by other speed cameras on the market, and will give it greater range. This solution is also useful for other types of enforcement agencies, such as the cost guard and others.

The laser-based speed camera is currently in the final development and certification stage, and is expected to be ready for launch by the beginning of the fourth quarter. To prepare for product rollout, negotiations are already underway with initial customers and potential distributors.

“This product line is the first fruit of a strategic decision we have made to expand our business to address promising new product areas,” commented Avi Kovarsky, RiT’s President and CEO. “The addition of the laser speed camera to our portfolio will enable us to leverage our extensive international presence, and also our existing commercial relations with governmental organizations. At the same time, we will continue to carry out aggressive marketing efforts to increase sales of our industry-leading IIM and cabling products, which continue to offer strong growth potential. We believe the combination of these two efforts will enable us to achieve a new level of sales, thereby building the Company and creating value for all our shareholders.”

Mr. Sergey Anisimov, the Chairman of RiT and the President of STINS COMAN, commented: “We value the potential of the laser speed camera highly. This is a totally unique solution that answers significant market needs. The product’s development has involved a fruitful cooperation between STINS COMAN, which contributed investment, core technology know-how and initial analysis of potential markets, and RiT, which is contributing its strong R&D capabilities and experience in developing distribution channels.  We believe the result is a differentiated product with excellent sales prospects whose sales will help us achieve our growth targets.”

The laser speed camera will be differentiated by two significant advantages: 1) its accuracy over significant distance (including the ability to measure speed from a distance of up to 1 kilometer, and to produce clear license plate images at up to 600 meters); and 2) its ability in a single hand-held machine to reliably measure speed and record an image. Equipped with internal memory, the camera will be able to produce reports with full details of speeding cars. It will also feature a USB port to facilitate downloading of data and software upgrades, as well as a PAL transmitter and antenna to allow for remote transmission.

Note: The closing of this transaction with Stins Coman, RiT’s controlling shareholder, was approved by RiT’s Audit Committee and Board of Directors, but is still subject to the approval of the Company’s Shareholders. Towards that end, RiT plans to convene a special Shareholders meeting during the next several weeks. For further information about the transaction, please refer to the Company’s Proxy Statement to be filed with the Securities and Exchange Commission on Form 6-K.

News

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd.